Exhibit 3.80

CERTIFICATE OF FORMATION

OF

MISSISSIPPI HMA HOLDINGS II, LLC

1.	The name of the limited liability company is Mississippi HMA Holdings II, LLC.

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Mississippi HMA Holdings II, LLC this 15th day of December, 2008.

/s/ Timothy R. Parry
Timothy R. Parry, Organizer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108